Exhibit 99.1

THE DESCARTES SYSTEMS GROUP INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

The Descartes Systems Group Inc. (“Descartes” or the “Company”)
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

1.2	Executive Officer

The name and business telephone number of an executive officer of Descartes who is knowledgeable about the significant acquisitions and this Report is:

Allan Brett
Chief Financial Officer
Phone: (519) 746-8110

Item 2	Details of the Acquisition

2.1	Nature of Business Acquired

On February 12, 2019, Descartes acquired the businesses run by the Management Systems Resources Inc. group of companies (the “Acquisition”) operating under the names “Visual Compliance,” “eCustoms” and “MSR” (collectively, “Visual Compliance” or the “MSR Group”) pursuant to a Purchase and Sale Agreement dated January 27, 2019 with MSR Customs & Commodity Tax Group, Management Systems Resources Inc., MSR International Inc. and MSR Customs Corporation (collectively, the “Sellers”).

Visual Compliance provides software solutions and services to automate customs, trade and fiscal compliance processes, with a focus on denied and restricted party screening processes and export licensing. Visual Compliance is based in Canada and serves over 2,000 customers with over 67,500 subscribers operating in over 100 countries.

Denied and restricted party screening is the review of people, goods, services and/or commodities against comprehensive lists published by governments and international organizations identifying people, organizations and countries with whom it is illegal or restricted to transact business.

2.2	Acquisition Date

The Acquisition was completed on February 12, 2019.

2.3	Consideration

Unless otherwise indicated all dollar amounts included herein are expressed in United States (“US”) dollars.

The purchase price for the Acquisition was approximately CAD $330 million (approximately US $250 million) (the “Purchase Price”). The Purchase Price was satisfied by way of approximately CAD $12 million (approximately US $9 million) in common shares of the Company issued from treasury, representing 0.3 million shares, and the balance (approximately CAD $318 million or approximately US $241 million) was satisfied in cash. Prior to the completion of the Acquisition,

1

the Company borrowed CAD $320 million (approximately US $242 million) under its existing credit facility (the “Financing Transaction”), which together with cash on hand, was used to fund the cash portion of the Purchase Price and related fees and expenses of the Financing Transaction and the Acquisition.

2.4	Effect on Financial Position

Descartes has no plans or proposals for material changes in its business affairs or the affairs of Visual Compliance, which may have a significant effect on the results of operations and financial position of Descartes.

2.5	Prior Valuations

To the knowledge of Descartes, there has been no valuation opinion obtained within the last twelve months by either Descartes or Visual Compliance required by securities legislation or a Canadian exchange or market to support the consideration paid by Descartes in connection with the Acquisition.

2.6	Parties to Transaction

The Sellers were not an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Descartes prior to the Acquisition.

2.7	Date of Report

April 29, 2019

Item 3	Financial Statements and Other Information

The following financial statements form a part of this business acquisition report:

1) Audited Combined Financial Statements of MSR Group

Attached as Schedule “A” to this business acquisition report are the audited combined balance sheets of MSR Group as of April 30, 2018 and 2017, the related combined statements of income and comprehensive income, changes in shareholder’s equity, and cash flows for each of the years ended April 30, 2018 and 2017, and the related notes thereto.

2) Unaudited Interim Combined Financial Statements of MSR Group

Attached as Schedule “B” to this business acquisition report are the unaudited interim combined balance sheets of MSR Group as of January 31, 2019 and 2018, the related combined statements of income and comprehensive income for each of the three and nine-months ended January 31, 2019 and 2018, changes in shareholder’s equity and cash flows for each of the nine-months ended January 31, 2019 and 2018, and the related notes thereto.

3) Unaudited Pro Forma Condensed Consolidated Financial Statements of Descartes

Attached as Schedule “C” to this business acquisition report are the unaudited pro forma condensed consolidated balance sheet of Descartes as at January 31, 2019 and the related pro forma condensed consolidated statement of operations for the year ended January 31, 2019, including pro forma earnings per share calculations.

2

Schedule “A”

MSR Group Combined Financial Statements April 30, 2018 (expressed in Canadian dollars)

November 12, 2018

Independent Auditor’s Report
To the Shareholder of
Management Systems Resources Inc., EDI Customs Broker Inc., MSR Customs Corp.,
MSR International Inc. and MSR Customs and Commodity Tax Group

We have audited the accompanying combined financial statements of MSR Group, which comprise the combined balance sheet as at April 30, 2018 and the combined statements of income and comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information. As explained in note 1 to the financial statements, MSR Group comprises Management Systems Resources Inc., EDI Customs Broker Inc., MSR Customs Corp., MSR International Inc. and MSR Customs and Commodity Tax Group.
Management’s responsibility for the combined financial statements
Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Center, 354 Davis Road, Suite 600, Oakville Ontario, Canada L6J OC5 T: +1 905 815 6300, F: +1 905 815 6499 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership

Opinion
In our opinion, the combined financial statements present fairly, in all material respects, the financial position of MSR Group as at April 30, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of matter
Without modifying our opinion, we draw attention to the fact that, as described in note 1 to the combined financial statements, the businesses included in the combined financial statements have not operated as a single entity. The businesses operate under the same management and are owned by the same shareholder. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the businesses had operated as a single business during the year presented or of future results of the combined businesses.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants

MSR Group
Combined Balance Sheet
As at April 30, 2018

(expressed in Canadian dollars)

	2018 $	2017 $
Assets

Current assets
Cash and cash equivalents	22,046,229	27,663,093
Accounts receivable (note 3)	16,628,282	6,667,541
Prepaid expenses	18,880	89,984

	38,703,391	34,420,618

Due from related parties (note 9)	-	21,911

Property and equipment (note 4)	804,502	928,812

	39,507,893	35,371,341

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,962,899	564,656
Due to related parties (note 9)	10,979,401	-
Deferred revenue	13,328,879	12,824,690
Income taxes payable (note 6)	352,296	343,740

	26,623,475	13,733,086

Deferred revenue	879,979	625,649

	27,503,454	14,358,735

Redeemable special shares (note 8)	4,264,000	4,264,000

Shareholder’s Equity	7,740,439	16,748,606

	39,507,893	35,371,341

Commitments (note 5)

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Statement of Income and Comprehensive Income
For the year ended April 30, 2018

(expressed in Canadian dollars)

	2018 $	2017 $

Revenue	42,049,186	32,035,134

Expenses
Salaries	9,197,583	8,745,709
Occupancy (note 9)	939,583	885,592
Design and development	3,017,420	1,146,938
Advertising and promotion	320,839	328,081
Office supplies	468,741	387,795
Bad debts	218,565	192,944
Professional fees	193,231	199,121
Telephone	545,249	394,942
Amortization of property and equipment	89,875	152,454
Memberships and training	212,872	184,585
Vehicle and travel	144,591	163,599
Interest and bank charges	105,612	183,928
Repairs and maintenance	45,485	64,420
Courier and postage	23,456	31,991

	15,523,102	13,062,099

Other income	201,039	130,710

Income before income taxes	26,727,457	19,103,745

Provision for income taxes (note 6)	558,957	510,941

Net income for the year	26,168,500	18,592,804

Other comprehensive (loss) income
Foreign currency translation (loss) gain	(597,970)	818,833

Net income and comprehensive income for the year	25,570,530	19,411,637

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Statement of Changes in Shareholder’s Equity
For the year ended April 30, 2018

(expressed in Canadian dollars)

	Common stock $	Retained earnings $	Accumulated other comprehensive income $	Total $

Balance - April 30, 2016	261	9,840,000	592,198	10,432,459

Net income for the year	-	18,592,804	-	18,592,804
Dividends	-	(13,095,490)	-	(13,095,490)
Other comprehensive income	-	-	818,833	818,833

Balance - April 30, 2017	261	15,337,314	1,411,031	16,748,606

Net income for the year	-	26,168,500	-	26,168,500
Dividends	-	(34,578,697)	-	(34,578,697)
Other comprehensive loss	-	-	(597,970)	(597,970)

Balance - April 30, 2018	261	6,927,117	813,061	7,740,439

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Statement of Cash Flows
For the year ended April 30, 2018

(expressed in Canadian dollars)

	2018 $	2017 $

Cash provided by (used in)

Operating activities
Net income for the year	26,168,500	18,592,804
Item not affecting cash
Amortization of property and equipment	89,875	148,389

	26,258,375	18,713,801

Net changes in non-cash working capital
Accounts receivable	(10,099,142)	(1,706,908)
Income taxes recoverable	-	8,505
Prepaid expenses and other assets	70,147	(89,461)
Accounts payable and accrued liabilities	1,463,010	(226,026)
Income taxes payable	84,897	(2,911)
Deferred revenue	1544,104	(832,143)

	(6,936,984)	(2,848,944)

	19,321,391	15,864,857

Investing activities
Sale of capital asset	21,741	(118,204)
Capital expenditures	(38,280)	-

	(16,538)	(118,204)

Financing activities
Dividends paid	(23,578,697)	(13,095,490)

(Decrease) increase in cash and cash equivalents during the year	(4,273,844)	2,651,163

Foreign exchange (loss) gain on cash held in foreign currency	(1,343,020)	1,561,269

Cash and cash equivalents - Beginning of year	27,663,093	23,450,661

Cash and cash equivalents - End of year	22,046,229	27,663,093

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

Organization and basis of presentation

MSR Group (MSR or the companies) represents a business comprising of the following businesses as listed below (together the companies).

Management Systems Resources Inc. (MSR) and EDI Customs Brokers Inc. are engaged in the development and sale of software solutions, as well as customs brokerage for the import and export industry.

MSR International Inc. (MSRII) is engaged in the development of Global Trade Management software under the provision of the International Business Act.

MSR Customs Corporation (MSRCC) provides cloud-based software for Global Trade Management.

MSR Customs and Commodity Tax Group (MSRCCTG) provides consulting services aimed at the recovery of customs duty fees paid by customers.

Port Stanley Corp. holds real estate assets.

These companies are wholly owned by a controlling shareholder through various holding companies and trusts.

These combined financial statements have been prepared as if the current business was wholly owned by a single entity throughout the year. As a result, the combined financial statements comprise the combined balance sheets as at April 30, 2018 and April 30, 2017 and the combined statements of income and comprehensive income and cash flows for the years ended April 30, 2018 and April 30, 2017, reflecting all of the activities, including income, expenses, assets and liabilities of each of the aforementioned individual companies in their entirety.

Intercompany transactions, balances and unrealized gains and losses on transactions between the companies comprising the single entity are eliminated on combination.

1	Summary of significant accounting policies

Basis of presentation

These combined financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP).

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, cash on deposit, and short-term deposits with maturity dates of less than 90 days, net of cheques issued and outstanding as at the reporting date.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

	2018 $	2017 $

Cash	22,001,610	27,614,568
Cash equivalents	44,619	48,525

	22,046,229	27,663,093

Use of estimates

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the estimated useful lives of property and equipment and the valuation allowances for accounts receivable. Actual results could differ from those estimates.

Property and equipment

Property and equipment are stated at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the straight-line method.

Repairs and maintenance costs are expensed as incurred. Expenditures for major renewals or improvements are capitalized.

Impairment of long-lived assets

The carrying value of long-lived assets including property and equipment is periodically reviewed for impairment. The companies review for impairment long-lived assets (or asset groups) to be held and used whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the companies use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

Leases

All current leases that do not meet the criteria for a capital lease are accounted for as operating leases wherein lease rental expense is recognized on a straight-line basis over the lease term.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

Revenue recognition

MSR derives revenue from software subscriptions, perpetual application software licence sales and the related maintenance of the software, brokerage services, duty recovery services and other related services. MSR evaluates all elements in an arrangement to determine what are considered deliverables for accounting purposes. Revenue is allocated to multiple element deliverables using the relative fair value method. MSR determines the fair value of each element in the arrangement based on vendor specific objective evidence of fair value, which is based on the price charged when the elements are sold separately.

Revenues from the sale of software subscriptions, which can range from one month to three years, are recognized equally over the term of the subscription.

Revenues from the sale of perpetual licences are recognized on delivery. Revenues from maintenance services are recognized over the term of maintenance contracts which typically span one year. Maintenance services provide upgrades, system fixes and other support services to customers.

Revenues earned from brokerage services are recognized on a net basis as the service is provided.

Revenues earned from services related to the recovery of customs duties on behalf of a customer are recognized when the recovery service contract has been completed, which is when the duty fees have been adjusted.

Other related revenue, including revenue from implementation services, is recognized on delivery.

Amounts received for future services and subscriptions are deferred until the service is provided and revenue is recognized.

Income taxes

Income taxes are accounted for under the liability method whereby deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in the combined statement of income and comprehensive income in the period in which the change is enacted.

The companies assess realization of deferred income tax assets and, based on all available evidence, conclude whether it is more likely than not that the net deferred income tax assets will be realized. A valuation allowance is provided for the amount of deferred income tax assets not considered to be realizable.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)
The companies are subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, the companies may incur additional tax expense based on the outcomes of such matters. In addition, when applicable, the companies adjust tax expense to reflect the companies’ ongoing assessments of such matters which require judgment and can materially increase or decrease their effective rate as well as impact operating results. MSR provides for such exposures in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) ASC.

Foreign currency

The functional currency of MSR is Canadian dollars. Financial statements of foreign operations are translated according to ASC 830, Foreign Currency Matters. Assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the combined balance sheet date, and revenues and expenses are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented as a cumulative translation adjustment under equity in the combined balance sheet. Equity accounts are accumulated at the historical rates in effect when the transactions occurred or income was earned.

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Foreign currency revenue and expenses are translated at the rate of exchange prevailing at the transaction date. Gains and losses on translation are included in income.

Financial instruments

•	Measurement of financial instruments

The companies initially measure their financial assets and financial liabilities at fair value except for certain non-arm’s length transactions as disclosed in note 8.

The companies subsequently measure all their financial assets and financial liabilities at cost or amortized cost, except for investments in equity instruments that are quoted in an active market, which are measured at fair value. Changes in fair value are recognized in net income.

Financial assets measured at cost or amortized cost include cash and accounts receivable.

Financial liabilities measured at cost or amortized cost include accounts payable and accrued liabilities.

•	Impairment

Financial assets measured at cost or amortized cost are tested for impairment when there are indicators of impairment. The amount of the writedown is recognized in net income. The previously recognized impairment loss may be reversed to the extent of the improvement, directly or by adjusting the allowance account, provided it is no greater than the amount that would have been reported at the date of the reversal had the impairment not been recognized previously. The amount of the reversal is recognized in net income

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

•	Transaction costs

Transaction costs related to financial instruments that will be subsequently measured at fair value are recognized in net income in the period incurred. Transaction costs related to financial instruments subsequently measured at amortized cost are included in the original cost of the asset or liability and are recognized in net income over the life of the instrument using the straight-line method.

Related party transactions

Monetary related party transactions and non-monetary related party transactions that have commercial substance are measured at the exchange amount when they are in the normal course of operations, except when the transaction is an exchange of a product or property held-for-sale in the normal course of operations. Where the transaction is not in the normal course of operations, it is measured at the exchange amount when there is a substantive change in the ownership of the item transferred and there is independent evidence of the exchange amount.

All other related party transactions are measured at the carrying amount.

2	Impact of recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and is effective for private companies with year-ends beginning after May 1, 2019. The companies are still evaluating but do not expect the adoption to have a material impact on overall revenue recognition practices and policies.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of-use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on May 1, 2019, at which time it must be adopted using a modified retrospective transition. The companies are currently assessing the impact of this ASU on their financial position and results of operations.

3	Accounts receivable

	2018 $	2017 $

Accounts receivable	16,814,172	6,851,646
Allowance for doubtful accounts	(175,890)	(184,105)

	16,638,282	6,667,541

During the years ended April 30, 2018 and 2017, the companies recorded impairments of $nil and $nil, respectively.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

4	Property and equipment
			2018

	Cost $	Accumulated amortization $	Net $

Land	303,675	-	303,675
Computer equipment	2,398,573	2,304,920	93,653
Furniture and fixtures	753,248	661,624	91,624
Leasehold improvements	985,202	735,083	250,119
Vehicles	298,173	232,742	65,431

	4,738,871	3,934,369	804,502

			2017

	Cost $	Accumulated amortization $	Net $

Land	323,015	-	323,015
Computer equipment	2,420,815	2,296,860	123,955
Furniture and fixtures	759,617	648,338	111,279
Generator	199,368	199,368	-
Leasehold improvements	992,399	715,310	277,089
Vehicles	298,173	204,699	93,474

	4,993,387	4,064,575	928,812

5	Commitments and contingencies

MSR has future minimum lease payments for equipment and premises as follows:

$

2019	844,016
2020	152,297
2021	32,100
2022	32,100
2023	32,100
Thereafter	48,150

1,140,764

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

6	Income taxes

The income tax expense comprises the following:

	2018 $	2017 $

Current income taxes
Canada	-	-
United States	179,230	172,057
Barbados	379,727	338,884

	558,957	510,941

The reconciliation of income tax expense computed at the combined statutory rate to income tax expense is as follows:

		2018		2017

	%	Amount $	%	Amount $

Income before income taxes		26,727,457		19,103,745

Combined statutory rate of	26.50	7,082,776	26.50	5,062,492

(Increase) decrease due to the effects of
Investment tax credit (ITC plus ORDTC)	(0.52)	(139,080)	0.50	95,941
Permanent difference	0.01	2,957	0.01	964
Difference in foreign income due to translation	(22.38)	(5,981,402)	(22.36)	(4,272,538)
Change in valuation allowance	(1.81)	(484,502)	(1.69)	(323,066)
Other	0.29	78,208	(0.28)	(52,852)

Provision for income taxes	2.09	558,957	2.67	510,941

The companies’ effective tax rate for the year ended April 30, 2018 was 2.09%. The rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amount of income earned in those jurisdictions, which management expects to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. The following item had the most significant impact on the difference between the statutory rate of 26.5% and the effective tax rate for 2018: a $6,523,819 (24.41%) decrease resulting from rate differences between Canada and foreign jurisdictions, including the United States and Barbados.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement reporting purposes and the amount used for income tax purposes. Significant components of the companies’ net deferred income tax assets are as follows:

	2018 $	2017 $

Deferred tax assets
Property, equipment and improvements	44,400	-
Net capital loss carry-forward	25,041	25,041
Canadian investment tax credits carry-forwards	387,645	485,848

	457,086	510,889

Deferred tax liabilities
Property, equipment and improvements	-	(16,901)
Unrealized foreign exchange gain (capital nature) at 50%	(82,763)	(26,291)
ITC recapture	(35,586)	(35,586)
Deferred tax liability on investment tax credits	(58,147)	(128,751)

	(176,496)	(207,529)
Less: Valuation allowance	280,590	303,360

	(457,086)	(510,889)

	-	-

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. Based on management’s assessment of the future profitability of the companies, as at April 30, 2018, a valuation allowance of $280,590 has been recorded as management believes that it is more likely than not the companies will not be able to recognize the deferred tax assets in the near future.

The companies have non-operating loss carry-forwards of $99,826 relating to MSR Customs Inc., which may be carried forward indefinitely and used to deduct against capital gain. The loss carry-forward may be carried forward for 20 years. The companies also have Canadian investment tax credits (ITCs) carry-forwards of $485,848, which expire between 2033 and 2036.

The companies and their Canadian subsidiaries file federal and provincial income tax returns in Canada. The companies and their US subsidiaries file federal and state income tax returns in the US and their other foreign subsidiaries file income tax returns in their respective foreign jurisdictions.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)
7	Share capital

Authorized
Unlimited common shares

Issued and outstanding

MSR has the following shares issued and outstanding as at April 30, 2018 and 2017:

		2018		2017

	Number of shares	Amount $	Number of shares	Amount $

Common shares	1,200	261	1,200	261

Of MSR’s common shares, 1,000 relate to MSR Inc., 100 relate to MSRII and 100 relate to MSRCC. All common shares are ultimately owned by the controlling shareholder.

8	Redeemable special shares

Authorized
10,000 Class A special shares
Unlimited Class B special shares
Unlimited Class C special shares

Issued and outstanding

MSR has the following shares issued and outstanding as at April 30, 2018 and 2017:

	Number of shares	Carrying value $	Liquidation value per share $	Liquidation value $

Class B special shares	1,200,000	1,200,000	1.00	1,200,000
Class C special shares	400,000	3,064,000	7.66	3,064,000

		4,264,000		4,264,000

MSR’s special shares all relate to MSR Inc. and are ultimately owned by the controlling shareholder. MSR’s Class B special shares are voting, non-participating, redeemable by the companies or retractable by the shareholder for $1 each and entitled to a non-cumulative quarterly dividend of $0.02 per quarter. MSR’s Class C special shares are voting, non-participating, redeemable by the companies and retractable by the shareholder for $7.66 each and entitled to a non-cumulative dividend of between nil% and 2% per quarter at the discretion of the directors.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)
9	Related party transactions

Advances to parties related by virtue of Management System Relations (MSR) are non-interest bearing, unsecured and without fixed terms of repayment. Management has agreed not to demand repayment within the next fiscal year and, accordingly, amounts have been classified as long term.

The controlling shareholder has provided certain management and support services to the companies during the fiscal year at a cost of $12,000 (2017 - $12,000). No interest is due on balances owing from shareholders.

MSRCCTG, MSR Inc. and EDI were charged rental fees for use of premises in the amount of $857,283 (2017 - $801,024) by Radha Properties Inc. Radha Properties Inc. is 100% owned by the controlling shareholder.

Dividends in the amount of $34,578,697 (2017 - $13,095,490) were declared to related parties during the fiscal year. These related parties are all 100% owned by the controlling shareholder. There was $11,000,000 in dividends payable as at April 30, 2018 and $nil as at April 30, 2017.

These transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10	Financial risks and concentration of risks

The main risks arising from the financial instruments are credit, liquidity and foreign currency risk. The approach to managing these risks is summarized below.

Credit risk

Credit risk refers to the risk a counterparty may default on its contractual obligations, resulting in a financial loss. In the normal course of business, the companies are exposed to credit risk from accounts receivable from customers. The carrying values of accounts receivable are net of applicable revenue provisions and allowances for doubtful accounts. Allowances for doubtful accounts are estimated based on past experience, specific risks associated with the customer and other relevant information. Sales are made to many customers and accordingly management believes the concentration of credit risk is minimal. The companies place their cash and cash equivalents with major Canadian financial institutions of high creditworthiness.

Liquidity risk

Liquidity risk is the risk the companies will not be able to meet their financial obligations as they fall due. The companies are exposed to liquidity risk mainly in respect of the collection of accounts receivable and payments toward accounts payable. Cash flow from operations provides a substantial portion of the cash requirements. Management is of the opinion that liquidity risk is not a significant risk and there has been no change to the risk exposures from 2016.

MSR Group
Notes to Combined Financial Statements
April 30, 2018

(expressed in Canadian dollars)

The companies manage their liquidity risk by monitoring operating and capital requirements. Management prepares budgets and a detailed revenue and expense forecast to monitor this risk. Substantially all of the companies’ revenues are contracted for periods of one year or longer.

Foreign currency risk

Foreign currency exchange rate risk arises from financial instruments, primarily cash, accounts receivable and accounts payable and accrued liabilities, denominated in a currency other than the Canadian dollar. The amounts receivable or payable are of a short duration, generally expressed in US dollars, which minimizes the exposure to foreign currency fluctuations. The risk in this area is assessed by management to be insignificant.

Schedule “B”

MSR Group Combined Interim Financial Statements (Unaudited) January 31, 2019 (expressed in Canadian dollars)

MSR Group
Combined Interim Balance Sheet
(Unaudited)

(expressed in Canadian dollars)

	January 31, 2019 $	April 30, 2018 $
Assets

Current assets
Cash and cash equivalents	40,913,158	22,046,229
Accounts receivable	11,240,243	16,628,282
Prepaid expenses	64,884	28,880
Income taxes recoverable	291,665	-

	52,509,950	38,703,391

Due from related parties (note 7)	1	-

Property and equipment	782,407	804,502

	53,292,358	39,507,893

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,876,161	1,962,899
Due to related parties (note 7)	12,774,421	10,979,401
Deferred revenue	14,357,953	13,328,879
Income taxes payable (note 4)	-	352,296

	29,008,536	26,623,475

Deferred revenue	712,482	879,979

	29,721,018	27,503,454

Redeemable special shares (note 6)	4,264,000	4,264,000

Shareholder’s Equity	19,307,340	7,740,439

	53,292,358	39,507,893

Commitments (note 3)

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Interim Statement of Income and Comprehensive Income
(Unaudited)

(expressed in Canadian dollars)

	Period from May 1, 2018 to January 31, 2019 $	Period from November 1, 2018 to January 31, 2019 $	Period from May 1, 2017 to January 31, 2018 $	Period from November 1, 2017 to January 31, 2018 $

Revenue (note 9)	31,043,490	10,383,438	34,701,988	17,216,917

Expenses
Salaries	9,008,890	2,653,670	6,759,556	2,395,084
Occupancy (note 7)	717,679	226,960	713,242	226,893
Design and development	779,691	239,226	3,528,325	3,149,543
Advertising and promotion	193,476	77,001	248,252	103,530
Office supplies	385,862	100,204	351,649	103,252
Bad debts	103,527	7,539	44,920	27,452
Professional fees	136,125	60,025	142,024	68,461
Telephone	306,409	129,815	311,929	104,845
Amortization of property and equipment	53,178	17,726	65,712	21,904
Memberships and training	216,352	33,346	174,841	25,665
Vehicle and travel	80,662	25,696	115,148	43,615
Interest and bank charges	102,029	37,916	75,064	14,731
Repairs and maintenance	24,938	8,244	26,194	5,494
Courier and postage	17,067	3,745	18,505	5,506

	12,125,885	3,621,113	12,575,361	6,295,975

Other income	249,455	94,336	149,270	54,183

Income before income taxes	19,167,060	6,856,660	22,275,897	10,975,124

Provision for income taxes (note 4)	315,552	112,883	153,708	75,730

Net income for the period	18,851,508	6,743,777	22,122,189	10,899,394

Other comprehensive loss
Foreign currency translation (loss)	(1,662,637)	(594,778)	(448,478)	(220,961)

Net income and comprehensive income for the period	17,188,870	6,148,999	21,673,711	10,678,433

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Interim Statement of Changes in Shareholder’s Equity
(Unaudited)
For the period from April 30, 2018 to January 31, 2019

(expressed in Canadian dollars)

	Common stock $	Retained earnings $	Accumulated other comprehensive income (loss) $	Total $

Balance – April 30, 2017	261	15,337,314	1,411,031	16,748,606

Net income for the period	-	26,168,500	-	26,168,500
Dividends	-	(34,578,697)	-	(34,578,697)
Other comprehensive loss	-	-	(597,970)	(597,970)

Balance – April 30, 2018	261	6,927,117	813,061	7,740,439

Net income for the period	-	18,851,508	-	18,851,508
Dividends	-	(5,621,970)	-	(5,621,970)
Other comprehensive loss	-	-	(1,662,637)	(1,662,637)

Balance – January 31, 2019	261	20,156,655	(849,576)	19,307,340

The accompanying notes are an integral part of these combined financial statements.

MSR Group
Combined Interim Statement of Cash Flows
(Unaudited)

(expressed in Canadian dollars)
	Period from May 1, 2018 to January 31, 2019 $	Period from May 1, 2017 to January 31, 2018 $

Cash provided by (used in)

Operating activities
Net income for the period	18,851,508	22,122,189
Item not affecting cash
Amortization of property and equipment	53,178	65,712

	18,904,686	22,187,901

Net changes in non-cash working capital
Accounts receivable	5,670,110	(10,839,158)
Income taxes recoverable	-	-
Prepaid expenses and other assets	(45,934)	89,038
Accounts payable and accrued liabilities	(134,422)	2,613,216
Income taxes payable	(721,434)	74,272
Due to related parties	(2,701,250)	-
Deferred revenue	542,887	(523,783)

	2,609,957	(8,586,416)

	21,514,643	13,601,486

Investing activities
Sale of property and equipment	-	21,741
Capital expenditures	(71,794)	(15,278)

	(71,794)	6,463

Financing activities
Dividends paid	(2,920,720)	(21,428,697)

Increase (decrease) in cash and cash equivalents during the period	18,522,129	(7,820,748)

Foreign exchange gain (loss) on cash held in foreign currency	344,800	(2,177,883)

Cash and cash equivalents – Beginning of period	22,046,229	27,663,914

Cash and cash equivalents – End of period	40,913,158	17,665,283

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

1	Organization and basis of interim presentation

MSR Group (MSR or the Companies) represents a business comprising the following businesses as listed below (together the Companies).

Management Systems Resources Inc. (MSR) and EDI Customs Brokers Inc. are engaged in the development and sale of software solutions, as well as customs brokerage for the import and export industry.

MSR International Inc. (MSRII) is engaged in the development of Global Trade Management software under the provisions of the International Business Act.

MSR Customs Corporation (MSRCC) provides cloud-based software for Global Trade Management.

MSR Customs and Commodity Tax Group (MSRCCTG) provides consulting services aimed at the recovery of customs duty fees paid by customers.

Port Stanley Corp. holds real estate assets.

These Companies are wholly owned by a controlling shareholder through various holding companies and trusts.

These combined interim financial statements have been prepared as if the current business was wholly owned by a single entity throughout the period. As a result, the combined interim financial statements comprise the combined balance sheets as at January 31, 2019 and April 30, 2018 and the combined interim statements of income and comprehensive income for the nine month and three month periods ended January 31, 2019 and January 31, 2018 and cash flows for the nine month periods ended January 31, 2019 and January 31, 2018, reflecting all of the activities, including income, expenses, assets and liabilities of each of the aforementioned individual companies in their entirety.

Intercompany transactions, balances and unrealized gains and losses on transactions between the Companies comprising the single entity are eliminated on combination.

Basis of interim presentation

These combined interim financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). These combined interim financial statements should be read in conjunction with the Company’s combined financial statements for the year ended April 30, 2018. In management’s opinion, these interim combined financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the interim periods presented.

The interim combined financial statements have been prepared using the same accounting policies and methods of computation as the annual combined financial statements of MSR for the year ended April 30, 2018.

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

2	Impact of recently issued accounting standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and is effective for private companies with year-ends beginning after May 1, 2019. The Companies are still evaluating this ASU but do not expect the adoption to have a material impact on overall revenue recognition practices and policies.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of-use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on May 1, 2019, at which time it must be adopted using a modified retrospective transition. The Companies are currently assessing the impact of this ASU on their financial positions and results of operations.

3	Commitments

MSR has future minimum lease payments for equipment and premises as follows:

$

February 1, 2019 to January 31, 2020	300,493
February 1, 2020 to January 31, 2021	32,712
February 1, 2021 to January 31, 2022	32,712
February 1, 2022 to January 31, 2023	32,712
February 1, 2023 to January 31, 2024	32,712
Thereafter	57,247

488,588

4	Income taxes

The income tax expense comprises the following:

	Period from May 1, 2018 to January 31, 2019 $	Period from November 1, 2018 to January 31, 2019 $	Period from May 1, 2017 to January 31, 2018 $	Period from November 1, 2017 to January 31, 2018 $

Current income taxes
Canada	-	-	-	-
United States	148,762	53,217	(10,396)	(5,122)
International	166,790	59,666	164,104	80,852

	315,552	112,883	153,708	75,730

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

The reconciliation of income tax expense computed at the combined statutory rate to income tax expense is as follows:

		Period from May 1, 2018 to January 31, 2019	Period from November 1, 2018 to January 31, 2019		Period from May 1, 2018 to January 31, 2018	Period from November 1, 2017 to January 31, 2018

	%	Amount $	Amount $	%	Amount $	Amount $

Income before income taxes		19,167,060	6,856,660		22,275,897	10,975,124

Combined statutory rate of	26.50	5,079,271	1,817,015	26.50	5,903,113	2,908,408
Difference due to foreign taxes	(22.81)	(4,372,343)	(1,564,125)	(22.01)	(5,055,984)	(2,415,305)
Change in valuation allowance	(1.62)	(310,918)	(111,225)	(1.98)	(440,184)	(216,874)
Other	(0.42)	(80,458)	(28,782)	(1.83)	(406,945)	(200,498)

Provision for income taxes	1.65	315,552	112,883	0.69	153,708	75,730

On December 22, 2017, President Trump signed the final version of the Tax Cuts and Jobs Act of 2017 (referred to as the “TCJA”) into law. The TCJA implemented the most significant overhaul of the US tax code in more than 30 years. Based on our understanding of the MSR business and organizational structure, changes included in the TCJA should not materially impact the MSR Group.

5	Share capital

Authorized
Unlimited common shares

Issued and outstanding

MSR has the following shares issued and outstanding as at January 31, 2019 and April 30, 2018:

	As at January 31, 2019		As at April 30, 2018

	Number of shares	Amount $	Number of shares	Amount $

Common shares	1,200	261	1,200	261
Class B special shares	1,200,000	60	1,200,000	60
Class C special shares	400,000	40	400,000	40

		361		361

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

Of MSR’s common shares, 1,000 relate to MSR Inc., 100 relate to MSRII and 100 relate to MSRCC. All common shares are ultimately owned by the controlling shareholder.

6	Redeemable special shares

Authorized
10,000 Class A special shares
Unlimited Class B special shares
Unlimited Class C special shares

Issued and outstanding

MSR has the following shares issued and outstanding as at January 31, 2019 and April 30, 2018:

	Number of shares	Carrying value $	Liquidation value per share $	Liquidation value $

Class B special shares	1,200,000	1,200,000	1.00	1,200,000
Class C special shares	400,000	3,064,000	7.66	3,064,000

		4,264,000		4,264,000

MSR’s special shares all relate to MSR Inc. and are ultimately owned by the controlling shareholder. MSR’s Class B special shares are voting, non-participating, redeemable by the Companies or retractable by the shareholder for $1 each and are entitled to a non-cumulative quarterly dividend of $0.02 per quarter. MSR’s Class C special shares are voting, non-participating, redeemable by the Companies and retractable by the shareholder for $7.66 each and are entitled to a non-cumulative dividend of between nil% and 2% per quarter at the discretion of the directors.

7	Related party transactions

Advances to related parties are non-interest bearing, unsecured and without fixed terms of repayment.

The controlling shareholder has provided certain management and support services to the Companies during the nine months period ended January 31, 2019 at a cost of $9,000 (nine months ended January 31, 2018 – $9,000). Management and support services to the Companies during the three months period ended January 31, 2019 at a cost of $3,000 (three months ended January 31, 2018 – $3,000). No interest is due on balances owing from shareholders.

MSRCCTG, MSR Inc. and EDI were charged rental fees for use of premises for the nine months ended January 31, 2019 in the amount of $681,490 (nine months ended January 31, 2018 – $691,209) by Radha Properties Inc. MSRCCTG, MSR Inc. and EDI were charged rental fees for use of premises for the three months ended January 31, 2019 in the amount of $227,163 (three months ended January 31, 2018 – $230,403) by Radha Properties Inc. Radha Properties Inc. is 100% owned by the controlling shareholder.

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

Dividends in the amount of $5,621,970 were declared to related parties during the nine months period ended January 31, 2019 (for the year ended April 30, 2018 - $34,578,697). These related parties are all 100% owned by the controlling shareholder. There was $11,798,624 in dividends payable as at January 31, 2019 and $11,000,000 as at April 30, 2018, each respectively included in the amount due to related parties disclosed on the balance sheet.

These transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8	Financial risks and concentration of risks

The main risks arising from the financial instruments are credit, liquidity and foreign currency risks. The approach to managing these risks is summarized below.

Credit risk

Credit risk refers to the risk a counterparty may default on its contractual obligations, resulting in a financial loss. In the normal course of business, the Companies are exposed to credit risk from accounts receivable from customers. The carrying values of accounts receivable are net of applicable revenue provisions and allowances for doubtful accounts. Allowances for doubtful accounts are estimated based on past experience, specific risks associated with the customer and other relevant information. Sales are made to many customers and accordingly management believes the concentration of credit risk is minimal. The Companies place their cash and cash equivalents with major Canadian financial institutions of high creditworthiness.

Liquidity risk

Liquidity risk is the risk the Companies will not be able to meet their financial obligations as they fall due. The Companies are exposed to liquidity risk mainly in respect of the collection of accounts receivable and payments toward accounts payable. Cash flow from operations provides a substantial portion of the cash requirements. Management is of the opinion that liquidity risk is not a significant risk and there has been no change to the risk exposures from 2018.

The Companies manage their liquidity risk by monitoring operating and capital requirements. Management prepares budgets and a detailed revenue and expense forecast to monitor this risk. Substantially all of the Companies’ revenues are contracted for periods of one year or longer.

Foreign currency risk

Foreign currency exchange rate risk arises from financial instruments, primarily cash, accounts receivable and accounts payable and accrued liabilities, denominated in a currency other than the Canadian dollar. The amounts receivable or payable are of a short duration, generally expressed in US dollars, which minimizes the exposure to foreign currency fluctuations. The risk in this area is assessed by management to be insignificant.

MSR Group
Notes to Combined Internal Financial Statements
(Unaudited)
January 31, 2019

(expressed in Canadian dollars)

9	Revenue

The Companies’ revenue by category is as follows:

	Period from May 1, 2018 to January 31, 2019	Period from November 1, 2018 to January 31, 2019	Period from May 1, 2017 to January 31, 2018	Period from November 1, 2017 to January 31, 2018

Software	22,713,403	7,863,666	20,290,136	6,949,178
Duty recovery	6,426,972	1,985,657	12,461,157	9,647,872
Brokerage	1,903,115	534,115	1,950,695	619,867

	31,043,490	10,383,438	34,701,988	17,216,917

10	Subsequent events

On February 12, 2019, Descartes Systems Group acquired the business operated by MSR Group for a total consideration of CAD$330 million, including working capital acquired. The purchase was structured as a combination of asset and share purchases.

Schedule “C”

THE DESCARTES SYSTEMS GROUP INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unless otherwise indicated all dollar amounts included herein are expressed in United States (“US”) dollars.

On February 12, 2019, Descartes (“Company”) acquired the businesses run by the Management Systems Resources Inc. group of companies (the “Acquisition”) operating under the names “Visual Compliance,” “eCustoms” and “MSR” (collectively, “Visual Compliance” or the “MSR Group”) pursuant to a Purchase and Sale Agreement dated January 27, 2019 with MSR Customs & Commodity Tax Group, Management Systems Resources Inc., MSR International Inc. and MSR Customs Corporation (collectively, the “Sellers”).

The purchase price for the Acquisition was approximately CAD $330 million (approximately US $250 million) (the “Purchase Price”). The Purchase Price was satisfied by way of approximately CAD $12 million (approximately US $9 million) in common shares of the Company issued from treasury, representing 0.3 million shares, and the balance (approximately CAD $318 million or approximately US $241 million) was satisfied in cash. Prior to the completion of the Acquisition, the Company borrowed CAD $320 million (approximately US $242 million) under its existing credit facility (the “Financing Transaction”), which together with cash on hand, was used to fund the cash portion of the Purchase Price and related fees and expenses of the Financing Transaction and the Acquisition.

The unaudited pro forma condensed consolidated balance sheet as of January 31, 2019 is presented as if both the Acquisition and the Financing Transaction occurred on January 31, 2019. The unaudited pro forma condensed consolidated statement of operations for the year ended January 31, 2019 is presented as if both the Acquisition and the Financing Transaction occurred on February 1, 2018.

Details and Assumptions about the Transaction

Significant assumptions and estimates were made in determining the preliminary allocation of the purchase price in the unaudited pro forma condensed consolidated financial statements. These preliminary estimates and assumptions are subject to change during the measurement period (up to one year from the actual acquisition date) as the Company finalizes the valuations of the net tangible assets, intangible assets, tax-related assets and liabilities and the resultant goodwill. In particular, the final valuations of identifiable intangible and net tangible assets may change significantly from preliminary estimates. These changes could result in material variances between the Company's future financial results and the amounts presented in the unaudited pro forma condensed consolidated financial statements, including variances in fair values recorded, as well as expenses and cash flows associated with them.

Presentation

The unaudited pro forma condensed consolidated financial statements were prepared using the most recently made available financial statements of Descartes and Visual Compliance at the time of closing of the Acquisition. For Descartes, the most recently available financial statements at the time of closing of the Acquisition included:
•	A consolidated balance sheet as of January 31, 2019; and
•	A consolidated statement of operations for the twelve-months ended January 31, 2019.

For Visual Compliance, the most recently available financial statements at the time of closing of the Acquisition included:
•	A combined balance sheet as of January 31, 2019; and
•	A combined statement of income for the three and nine-months ended January 31, 2019.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Visual compliance’s fiscal year commences on May 1st of each year and ends on April 30th of the following year. To comply with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities for companies with different fiscal year ends, the unaudited pro forma condensed consolidated financial statements have been prepared utilizing periods that differ by less than 93 days.

The unaudited pro forma consolidated statement of operations for the year ended January 31, 2019 was prepared by combining the historical statement of operations of Descartes for the twelve-months ended January 31, 2019 and the historical statement of income of Visual Compliance for the twelve-months ended January 31, 2019, which was constructed by taking the audited statement of income of Visual Compliance for the twelve-months ended April 30, 2018, subtracting the unaudited statement of income for the nine-months ended January 31, 2018, and adding the unaudited statement of income for the nine-months ended January 31, 2019 (see Note 4). The unaudited pro forma condensed consolidated balance sheet as of January 31, 2019 was prepared by combining the historical balance sheet of Descartes as of January 31, 2019 and the historical balance sheet of Visual Compliance as of January 31, 2019.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only and to comply with rules established by applicable securities regulatory authorities, and are not intended to represent or be indicative of the consolidated results of operations or financial position of Descartes that would have been recorded had the acquisition of Visual Compliance been completed as of the dates presented, and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed consolidated financial statements do not reflect the impacts of any potential operational efficiencies, cost savings or economies of scale that the Company may achieve with respect to the combined operations of Descartes and Visual Compliance (although no assurance can be given that any can be achieved) and do not include all costs that are expected to be directly attributed to the Acquisition, such as, but not limited to, costs necessary to integrate the operations of Visual Compliance with Descartes and restructuring costs that may be necessary to achieve cost savings and operating synergies. Additionally, the unaudited pro forma condensed consolidated financial statements do not include any non-recurring charges or credits directly attributable to the Acquisition.

The Descartes Systems Group Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of January 31, 2019
(US dollars in thousands; US GAAP)

	Descartes	Visual Compliance	Reclassifications	Pro Forma Adjustments		Reclassifications and Pro Forma Adjustments Combined
ASSETS		Note 3(S)
CURRENT ASSETS
Cash	27,298	31,145	-	(31,156)	A	27,287
Accounts receivable (net)
Trade	31,493	8,557	-	(3,298)	B	36,752
Other	4,331	222	-	(222)	C	4,331
Prepaid expenses and other	9,027	49	-	1,324	A	10,400
Inventory	95	-	-	-		95
	72,244	39,973		(33,352)		78,865
OTHER LONG-TERM ASSETS	10,510	-	-	-		10,510
PROPERTY AND EQUIPMENT, NET	12,612	596	-	(565)	D	12,643
DEFERRED INCOME TAXES	3,598	-	-	24,442	E	28,040
INTANGIBLE ASSETS, NET	176,192	-	-	106,680	F	282,872
GOODWILL	378,178	-	-	126,387	F	504,565
	653,334	40,569	-	223,592		917,495
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,147	-	-	-		5,147
Accrued liabilities	29,392	11,154	-	(10,255)	G	30,291
Income taxes payable	1,592	-	-	-		1,592
Deferred revenue	34,236	10,390	-	(1,172)	H	43,994
	70,367	22,084	-	(11,427)		81,024
LONG-TERM DEBT	25,464	-	-	243,597	I	269,061
LONG-TERM DEFERRED REVENUE	855	542	-	(56)	H	1,341
LONG-TERM INCOME TAXES PAYABLE	7,634	-	-	-		7,634
DEFERRED INCOME TAXES	15,507	-	-	286	E	15,793
	119,827	22,626	-	232,400		374,853

SHAREHOLDERS’ EQUITY
Common shares	276,753	-	-	9,135	J	285,888
Redeemable special shares	-	3,246		(3,246)	K	-
Additional paid-in capital	454,722	-	-	-		454,722
Accumulated other comprehensive loss	(25,201)	(647)	-	647	K	(25,201)
Accumulated deficit	(172,767)	15,344	-	(15,344)	K	(172,767)
	533,507	17,943	-	(8,808)		542,642
	653,334	40,569	-	223,592		917,495

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The Descartes Systems Group Inc.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For the Twelve Months Ended January 31, 2019
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	Descartes	Visual Compliance	Reclassifications		Pro Forma Adjustments		Reclassifications and Pro Forma Adjustments Combined
		Note 3(S)
REVENUES	275,171	29,225	-		-		304,396
COST OF REVENUES	74,994	-	3,579	L	-		78,573
GROSS MARGIN	200,177	29,225	(3,579)		-		225,823
EXPENSES
Sales and marketing	36,873		4,493	L	-		41,366
Research and development	47,872		1,804	L	-		49,676
General and administrative	30,012		1,638	L	(50)	M	31,600
Other charges	3,798		-		(356)	N	3,442
Amortization of intangible assets	40,179		-		13,296	O	53,475
Unallocated expenses	-	11,514	(11,514)	L	-		-
	158,734	11,514	(3,579)		12,890		179,559
INCOME FROM OPERATIONS	41,443	17,711	-		(12,890)		46,264
INTEREST EXPENSE	(2,128)	-	-		(8,148)	P	(10,276)
INVESTMENT INCOME	195	229	-		(229)	Q	195
INCOME BEFORE INCOME TAXES	39,510	17,940	-		(21,267)		36,183
INCOME TAX EXPENSE
Current	6,042	549	-		(2,909)	R	3,682
Deferred	2,191	-	-		1,741	R	3,932
	8,233	549	-		(1,168)		7,614
NET INCOME	31,277	17,391	-		(20,099)		28,569
EARNINGS PER SHARE
Basic	0.41						0.37
Diluted	0.40						0.37
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	76,832				296	J	77,128
Diluted	77,791				296	J	78,087

See accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The Descartes Systems Group Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
(Tabular amounts in thousands of US dollars, except per share amounts or as otherwise indicated; US GAAP)

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial statements were prepared using the most recently made available financial statements of Descartes and Visual Compliance at the time of closing of the Acquisition. For Descartes, the most recently available financial statements at the time of closing of the Acquisition included:
•	A consolidated balance sheet as of January 31, 2019; and
•	A consolidated statement of operations for the twelve-months ended January 31, 2019.

For Visual Compliance, the most recently available financial statements at the time of closing of the Acquisition included:
•	A combined balance sheet as of January 31, 2019; and
•	A combined statement of income for the three and nine-months ended January 31, 2019.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Visual compliance’s fiscal year commences on May 1st of each year and ends on April 30th of the following year. To comply with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities for companies with different fiscal year ends, the unaudited pro forma condensed consolidated financial statements have been prepared utilizing periods that differ by less than 93 days.

The unaudited pro forma consolidated statement of operations for the year ended January 31, 2019 was prepared by combining the historical statement of operations of Descartes for the twelve-months ended January 31, 2019 and the historical statement of income of Visual Compliance for the twelve-months ended January 31, 2019, which was constructed by taking the audited statement of income of Visual Compliance for the twelve-months ended April 30, 2018, subtracting the unaudited statement of income for the nine-months ended January 31, 2018, and adding the unaudited statement of income for the nine-months ended January 31, 2019 (see Note 4). The unaudited pro forma condensed consolidated balance sheet as of January 31, 2019 was prepared by combining the historical balance sheet of Descartes as of January 31, 2019 and the historical balance sheet of Visual Compliance as of January 31, 2019.

The unaudited pro forma condensed consolidated financial statements are based upon the historical financial statements of Descartes and Visual Compliance after giving effect to the Acquisition and the Financing Transaction. The Acquisition is accounted for as a business combination pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805 "Business Combinations" (Topic 805). In accordance with Topic 805, the Company recognizes separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree, generally at the acquisition date fair value as defined by ASC Topic 820 "Fair Value Measurements and Disclosures". Goodwill, as of the acquisition date is measured as the excess of consideration transferred, which is also measured at fair value, and the net of the acquisition date fair value of the identifiable assets acquired and the liabilities assumed.

The unaudited pro forma condensed consolidated balance sheet as of January 31, 2019 is presented as if both the Acquisition and the Financing Transaction occurred on January 31, 2019. The unaudited pro forma condensed consolidated statement of operations for the year ended January 31, 2019 is presented as if both the Acquisition and the Financing Transaction occurred on February 1, 2018.

The unaudited pro forma condensed consolidated statements of operations exclude any non-recurring charges or credits directly attributable to the Acquisition.

Details and assumptions about the Transaction
Significant assumptions and estimates were made in determining the preliminary allocation of the purchase price in the unaudited pro forma condensed consolidated financial statements. These preliminary estimates and assumptions are subject to change during the measurement period (up to one year from the actual acquisition date) as the Company finalizes the valuations of the net tangible assets, intangible assets, tax-related assets and liabilities and the resultant goodwill. In particular, the final valuations of identifiable intangible and net tangible assets may change significantly from preliminary estimates. These changes could result in material variances between the Company's future financial results and the amounts presented in the unaudited pro forma condensed consolidated financial statements, including variances in fair values recorded, as well as expenses and cash flows associated with them.

The Company continues to review, in detail, the Visual Compliance accounting policies. As a result of the review it may identify differences in accounting policies between the two companies, that when conformed, could have a material impact on the financial results of the combined company. Based on information available at the time of the filing of this Business Acquisition Report, the Company is not aware of any differences in accounting policies that would have a material impact on the financial results of the combined company other than those reflected in the unaudited pro forma condensed consolidated financial statements described in Note 3.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only and to comply with rules established by applicable securities regulatory authorities, and are not intended to represent or be indicative of the consolidated results of operations or financial position of Descartes that would have been recorded had the acquisition of Visual Compliance been completed as of the dates presented, and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed consolidated financial statements do not reflect the impacts of any potential operational efficiencies, cost savings or economies of scale that the Company may achieve with respect to the combined operations of Descartes and Visual Compliance (although no assurance can be given that any can be achieved) and do not include all costs that are expected to be directly attributed to the Acquisition, such as, but not limited to, costs necessary to integrate the operations of Visual Compliance with Descartes and restructuring costs that may be necessary to achieve cost savings and operating synergies. Additionally, the unaudited pro forma condensed consolidated financial statements do not include any non-recurring charges or credits directly attributable to the Acquisition.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Descartes and accompanying notes contained in Descartes’ audited financial statements and Descartes’ Annual Report on Form 40-F for its fiscal year ended January 31, 2019, and the historical audited combined financial statements for the years ended April 30, 2018 and 2017 of Visual Compliance and the unaudited combined financial statements for the nine-months ended January 31, 2019 and 2018 of Visual Compliance and accompanying notes.

Unless otherwise indicated all dollar amounts included herein are expressed in United States (“US”) dollars.

Note 2 – Preliminary Purchase Price Allocation

Description of the Acquisition of Visual Compliance
On February 12, 2019, Descartes acquired the businesses run by the Management Systems Resources Inc. group of companies (the “Acquisition”) operating under the names “Visual Compliance,” “eCustoms” and “MSR” (collectively, “Visual Compliance” or the “MSR Group”) pursuant to a Purchase and Sale Agreement dated January 27, 2019 with MSR Customs & Commodity Tax Group, Management Systems Resources Inc., MSR International Inc. and MSR Customs Corporation (collectively, the “Sellers”) and under which we agreed to acquire  substantially all of the assets and assume certain liabilities of Visual Compliance.

The purchase price for the Acquisition was approximately CAD $330 million (approximately US $250 million). The Purchase Price was satisfied by way of approximately CAD $12 million (approximately US $9 million) in common shares of the Company issued from treasury, representing 0.3 million shares, and the balance (approximately CAD $318 million or approximately US $241 million) was satisfied in cash. Prior to the completion of the Acquisition, the Company borrowed CAD $320 million (approximately US $242 million) under its existing credit facility, which together with cash on hand, was used to fund the cash portion of the Purchase Price and related fees and expenses of the Financing Transaction and the Acquisition.

For the purpose of the unaudited pro forma condensed consolidated financial statements, the purchase price of Visual Compliance has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated fair values as though the Acquisition occurred on January 31, 2019. For certain assets and liabilities, the book values as of the balance sheet date have been determined to reflect fair values. The excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill. The preliminary allocation of the purchase price was based upon a preliminary valuation undertaken by the Company and the Company's estimates and assumptions are subject to change during the measurement period (up to one year from the actual acquisition date). The Company expects to continue to obtain information to assist it in determining the fair value of the net assets acquired at the acquisition date and during the measurement period.

The Company's preliminary purchase price allocation for Visual Compliance based on the estimated fair values as though the Acquisition occurred on January 31, 2019 is as follows:

Current assets, excluding cash acquired	5,309
Non-current assets	24,473
Intangible assets	106,680
Goodwill	126,387
Total assets acquired	262,849
Current liabilities assumed	(11,143)
Non-current liabilities assumed	(286)
Net assets acquired	251,420

Currently, the Company has not recorded any pre-acquisition contingencies relating to Visual Compliance as of the acquisition date; however, the Company continues to gather information and to evaluate whether any pre-acquisition contingencies have been assumed. If identified, such amounts will be included in the purchase price allocation at their fair value and will result in additional goodwill.

Note 3 – Reclassifications and Pro Forma Adjustments Notes

The following adjustments have been reflected in the unaudited pro forma condensed consolidated financial statements:

A.	Represents, as of January 31, 2019, the impact on Descartes’ cash as of the closing of the Acquisition as set forth below:

Gross proceeds from the Financing Transaction	243,597
Less:
Total cash consideration paid for the Acquisition	(242,360)
Debt issuance costs paid relating to the Financing Transaction	(1,324)
Cash not acquired as part of the Acquisition	(31,069)
Net adjustment to cash	(31,156)

B.	To eliminate a portion of the accounts receivable of the Visual Compliance business not acquired as part of the Acquisition.

C.	To exclude income taxes receivable of Visual Compliance that are not acquired as part of the Acquisition.

D.	To record the following adjustments related to property and equipment:

Property and equipment not acquired as part of the Acquisition	(417)
Preliminary fair value adjustment to property and equipment acquired	(148)
Total preliminary adjustment to property and equipment	(565)

E.	To record the preliminary deferred tax assets and liabilities associated with the preliminary valuation of intangible assets.

F.	To record the preliminary valuation of goodwill and intangible assets related to the Acquisition:

Preliminary valuation of customer intangible assets acquired from the Acquisition	32,733
Preliminary valuation of technology intangible assets acquired from the Acquisition	70,202
Preliminary valuation of trade names acquired from the Acquisition	540
Preliminary valuation of non-compete intangible assets acquired from the Acquisition	3,205
Net preliminary adjustment to intangible assets	106,680

Net preliminary adjustment to goodwill	126,387

G.	To eliminate accrued liabilities and related party balances of Visual Compliance that are not acquired as part of the Acquisition.

H.
To record the preliminary fair value adjustment to deferred revenues acquired. The fair value represents an amount equivalent to estimated cost plus an appropriate profit margin to perform the services related to open contracts based on deferred revenue balances of Visual Compliance as of January 31, 2019. The preliminary deferred revenue fair value adjustment is not reflected on the unaudited pro forma condensed consolidated statement of operations as it primarily relates to the current portion and is a non-recurring charge.

	Current Deferred Revenue	Long-term Deferred Revenue
Elimination of the Visual Compliance historical deferred revenue	(10,930)	(542)
Preliminary fair value of deferred revenue acquired	9,758	486
Net preliminary adjustment to deferred revenue	(1,172)	(56)

I.	To record borrowings from the Financing Transaction.

J.	To record the issuance of Descartes common shares in connection with the Acquisition.

K.	To eliminate the Visual Compliance historical equity not acquired as part of the Acquisition.

L.	To reclassify the Visual Compliance presentation of operating expenses to conform to Descartes’ presentation.

M.	To adjust depreciation expense on account of the adjustment to the fair value of property and equipment and to eliminate the Visual Compliance historical depreciation.

N.
To eliminate acquisition-related transaction costs incurred by Descartes in connection with the Acquisition as these costs are directly attributable to the Acquisition and do not have a continuing impact on the combined company’s financial results.

O.
To record amortization relating to the estimated identifiable intangible assets acquired from Visual Compliance. The acquired intangible assets are being amortized on a straight-line basis over their weighted-average estimated useful lives as follows:

Customer agreements and relationships	13 years
Existing technology	7 years
Trade names	5 years
Non-compete covenants	5 years

P.	To record the interest expense and the amortization of debt issuance costs resulting from the Financing Transaction. Debt issuance costs are amortized over the term of the credit facility.

Q.	To eliminate non-recurring Visual Compliance investment income related to cash not acquired as part of the Acquisition.

R.	To record the pro forma tax impact incurred by the legal entities in which the pro forma adjustments are expected to be recorded, at the applicable enacted tax rates.

S.
The assets and liabilities of Visual Compliance, which has a Canadian dollar reporting and functional currency, are translated at the exchange rate in effect as at the unaudited pro forma consolidated balance sheet date of January 31, 2019. Revenues and expenses of Visual Compliance’s operations are translated at the average exchange rate in effect during the reporting period. The following exchange rates were utilized for the unaudited pro forma consolidated financial statements:

Balance Sheet (Canadian dollars to US dollars)
Closing rate – January 31, 2019: 0.76

Income Statement (Canadian dollars to US dollars)
Average rate – February 1, 2018 to January 31, 2019: 0.76

Note 4 – Basis of the Visual Compliance Financial Statement Presentation within the Unaudited Pro Forma Condensed Consolidated Financial Statements

For the purposes of the unaudited pro forma condensed consolidated financial statements, information for Visual Compliance has been obtained from the audited combined financial statements of Visual Compliance for the years ended April 30, 2018 and 2017 and the unaudited combined financial statements for the three and nine-months ended January 31, 2019 and 2018, respectively.

The Visual Compliance unaudited consolidated statement of operations for the twelve-months ended January 31, 2019 has been constructed as follows:

	Twelve-months ended April 30, 2018	Nine-months ended January 31, 2018	Three-months ended April 30, 2018	Nine-months ended January 31, 2019	Twelve-months ended January 31, 2019
	(a)	(b)	(c) = (a) – (b)	(d)	(e) = (c) + (d)

REVENUES	32,010	26,417	5,593	23,632	29,225
COST OF REVENUES	5,181	4,879	302	3,277	3,579
GROSS MARGIN	26,829	21,538	5,291	20,355	25,646
EXPENSES
Sales and marketing	3,455	2,338	1,117	3,376	4,493
Research and development	1,754	1,387	367	1,437	1,804
General and administrative	1,426	949	477	1,161	1,638
	6,635	4,674	1,961	5,974	7,935
INCOME FROM OPERATIONS	20,194	16,864	3,330	14,381	17,711
INVESTMENT INCOME	153	114	39	190	229
INCOME BEFORE INCOME TAXES	20,347	16,978	3,369	14,571	17,940
INCOME TAX EXPENSE
Current	426	117	309	240	549
Deferred	-	-	-	-	-
	426	117	309	240	549
NET INCOME	19,921	16,861	3,060	14,331	17,391

Revenues and expenses of Visual Compliance’s operations are translated at the average exchange rate in effect during the reporting period. The average exchange rate from February 1, 2018 to January 31, 2019 was 0.76 Canadian dollars to US dollars.

Forward-Looking Statements

This document contains forward-looking statements concerning the future performance of Descartes’ business, its operations and its financial results and condition, including with respect to the anticipated integration of Visual Compliance.

When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: the ability of Descartes and Visual Compliance to integrate effectively; global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the continued availability of the data and content that is utilized in the delivery of services made available over our network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; our ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in Descartes’ Annual Report on Form 40-F for the fiscal year ended January 31, 2019 and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.